FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 September 2012.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 3 September 2012.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 September 2012.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 September 2012.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 September 2012.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 September 2012.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 September 2012.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 September 2012.

9.	Press release entitled, “AstraZeneca prices a $2 billion bond issue”, dated 12 September 2012.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 September 2012.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 September 2012.

12.	Press release entitled, “Repurchase of share in AstraZeneca PLC”, dated 18 September 2012.

13.	Press release entitled, “Repurchase of share in AstraZeneca PLC”, dated 19 September 2012.

14.	Press release entitled, “Repurchase of share in AstraZeneca PLC”, dated 25 September 2012.

15.	Press release entitled, “Repurchase of share in AstraZeneca PLC”, dated 26 September 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 4 October 2012	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 August 2012, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2960 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,246,993,339.

A C N Kemp
Company Secretary
3 September 2012

Item 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 August 2012 the issued share capital of AstraZeneca PLC with voting rights is 1,246,999,478 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,246,999,478.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

3 September 2012

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 September 2012, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2930 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,246,749,478.

A C N Kemp
Company Secretary
4 September 2012

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 September 2012, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2913 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,246,449,478.

A C N Kemp
Company Secretary
5 September 2012

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 September 2012, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2926 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,246,202,472.

A C N Kemp
Company Secretary
6 September 2012

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 September 2012, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 2917 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,246,056,665.

A C N Kemp
Company Secretary
7 September 2012

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 September 2012, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2919 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,245,820,521.

A C N Kemp
Company Secretary
10 September 2012

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 September 2012, it purchased for cancellation 165,000 ordinary shares of AstraZeneca PLC at a price of 2900 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,245,658,678.

A C N Kemp
Company Secretary
11 September 2012

Item 9

ASTRAZENECA PRICES A $2 BILLION BOND ISSUE

AstraZeneca PLC announces that yesterday it conducted a successful global bond market transaction issuing a total of $2 billion of notes. The proceeds of the issue will be used for debt refinancing and general corporate purposes. The transaction, which is an SEC-registered global offering, consists of two tranches:

$1 billion of 7-year fixed rate notes with a coupon of 1.95% and $1 billion of 30-year fixed rate notes with a coupon of 4%.

The notes will be issued under AstraZeneca’s existing automatic shelf registration statement on Form F-3, which AstraZeneca filed with the US Securities and Exchange Commission on 21 December 2010. Such registration statement provides for the offer and sale from time to time of an indeterminate amount of AstraZeneca’s debt securities and includes a prospectus which investors should read to obtain more complete information. The offering was made solely by means of a written prospectus forming part of the registration statement.

A copy of the final prospectus supplement and accompanying prospectus relating to the offering can be obtained by contacting Goldman Sachs & Co. at +1 866 471 2526, HSBC Securities (USA) Inc at +1 866 811 8049, J.P. Morgan Securities LLC at +1 212 834 4533 or Morgan Stanley & Co. LLC at +1 866 718 1649.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122 mob: +44 7785 432613
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

12th September 2012

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 September 2012, it purchased for cancellation 100,000 ordinary shares of AstraZeneca PLC at a price of 2906 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,245,596,663.

A C N Kemp
Company Secretary
14 September 2012

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 September 2012, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2888 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,245,354,609.

A C N Kemp
Company Secretary
17 September 2012

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 September 2012, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2886 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,245,120,065.

A C N Kemp
Company Secretary
18 September 2012

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 September 2012, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2907 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,244,886,353.

A C N Kemp
Company Secretary
19 September 2012

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 September 2012, it purchased for cancellation 153,000 ordinary shares of AstraZeneca PLC at a price of 2960 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,244,959,657.

A C N Kemp
Company Secretary
25 September 2012

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 September 2012, it purchased for cancellation 167,000 ordinary shares of AstraZeneca PLC at a price of 2968 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,244,852,679.

A C N Kemp
Company Secretary
26 September 2012